Live Ventures

March 19, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, NE
Washington, D.C. 20549

Re:	Live Ventures Incorporated
Form 10-K for the fiscal year ended September 30, 2018
Filed December 27, 2018
File No. 001-33937

Ladies and Gentlemen:

Live Ventures Incorporated (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 5, 2019, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-K for the fiscal year ended September 30, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 30

1.	Please expand your discussion in future filings to identify the drivers of all material year over year changes in revenue and expense. For example, we note that the disclosure beginning on page 32 quantifies the change in several revenue categories but does not provide an explanation for the variation. Refer to Item 303(a)(3) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, we plan to expand our discussion in future filings to identify the drivers of all material year over year changes in revenue and expense.

Item 9A. Controls and Procedures, page 41

2.	Please explain to us why you believe that internal control over financial reporting was effective as of September 30, 2018 given that disclosure controls and procedures were not effective as of that date.

COMPANY RESPONSE: Management respectfully advises the Staff that there was a typographical error in the Form 10-K for the fiscal year ended September 30, 2018 and that the Company’s internal control over financial reporting was not effective as of September 30, 2018. Management respectfully requests that the Staff permit the Company reflect the correction in the Company’s next filing under the Securities Exchange Act of 1934, as amended.

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Note 2: Summary of Significant Accounting Policies
Recently Issued Accounting Pronouncements, page F-13

3.	ASU 2014-09, Revenue from Contracts with Customers (Topic 606) became effective for your company on October 1, 2018. Please tell us if and when you adopted the standard, the impact that this new standard had, or is expected to have, on your accounting policies and financial statements, and the method of adoption used.

COMPANY RESPONSE: The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), as of October 1, 2018. The impact of the standard is immaterial and is not expected to have a material impact on the Company’s accounting policies and financial statements. The Company adopted the modified retrospective transition method of making the transition effective October 1, 2018.

Note 4: Acquisitions

Acquisition of ApplianceSmart, page F-15

4.	Please explain in further detail the December 31, 2017 transaction in which ASH offset certain liabilities and was provided certain assets from the Seller in the net amount of $1,607,369. In your response, tell us if this transaction was contemplated in connection with the acquisition and why the additional assets and liabilities transferred have not been reflected in the purchase price allocation.

COMPANY RESPONSE: The offset of certain liabilities retained by Appliance Recycling Centers of America, Inc., the seller (“ARCA”), was not contemplated in connection with the closing of the acquisition of ApplianceSmart, Inc. (“ApplianceSmart”). Rather, it was approved by management of ApplianceSmart and ARCA shortly following the consummation of the transaction and booked immediately after the closing. This offset was subsequently ratified by the Audit Committee of the Board of Directors of the Company. The definitive agreement, which is filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2017 (the “Stock Purchase Agreement”), contains an explicit “no liabilities were to be assumed” provision whereby the Company acquired ApplianceSmart debt free. As a result, the liabilities that were assumed post-closing were not reflected as part of the purchase price allocation. Following the closing of the acquisition, management determined that a subsequent assumption by ApplianceSmart of certain liabilities made business sense, and, after the acquisition, resulted in an immediate offset to the debt incurred by ApplianceSmart Affiliated Holdings LLC, the parent of ApplianceSmart and a wholly-owned subsidiary of the Company. Management believes that the post-closing offset made business-sense because the assumption by ApplianceSmart of accounts payable, accrued expenses, some immaterial capital leases, less cash and credit card receivables, resulted in a reduction of the outstanding debt incurred in connection with the acquisition of $1,607,369.

5.	We note that you recorded a bargain purchase gain upon acquisition of ApplianceSmart Inc. Please describe to us in detail the reassessment you performed under ASC 805-30-25-4 before recognizing the gain, as well as the facts and circumstances that resulted in your acquisition of ApplianceSmart at a significant discount relative to the fair value of net assets acquired.

COMPANY RESPONSE: The Company’s management carefully assessed each and every asset acquired by retaining experts to determine the fair value for intangibles, deferred taxes, inventory and fixed assets. As the buyer of ApplianceSmart, we assessed the reasonableness of the fair value determinations by reviewing the procedures performed by experts and ourselves in measuring the fair value of the consideration transferred and assets acquired. All assets acquired were evaluated for any contingencies that could prohibit recognition as of the acquisition date.

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Final fair value of receivables was determined based upon subsequent collection as there as initially doubt as to the collectability of receivables. Fair value of restricted cash, refundable deposits and prepaid expenses were assessed to be the book or carrying value of those assets. All identified intangible assets met either the contractual-legal or separability criterion of ASC 805. Significant assumptions (e.g. prospective financial information, discount rate, royalty rate, as applicable) used in the fair value calculation of intangibles are reasonable and reflect the appropriate level of risk for the transaction. All leases and other executory contracts were evaluated for any off-market components that should be recognized as of the acquisition date. Conclusions reached with respect to the accounting for acquired or assumed deferred taxes were appropriate.

Management’s required assessment reevaluated all aspects of the transaction included: there were no preexisting relationships that were settled as a result of the business combination; there were no transactions contractual or noncontractual entered at or near the same time as the business combination that are primarily for the benefit of the combined entity; there was no payment of transaction costs by the seller on behalf of the acquirer; there were no personal obligations or pension liabilities assumed; and, there were no liabilities acquired under the contract for acquisition (assumption of certain liabilities occurred post-closing).

After careful consideration of the above valuations and assessments, the Company’s management determined that the assets of ApplianceSmart should be acquired at a significant discount relative to their fair value mainly due to the following risks: material year over year declines in ApplianceSmart sales; significant operational losses sustained by ApplianceSmart prior to acquisition; changes in the operational management of ApplianceSmart; post-closing assumption of certain liabilities including material long-term lease liabilities; and, ApplianceSmart’s lack of a financing vehicle to fund inventory purchases and operations.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. If you have any questions regarding these responses, please contact me at (702) 997-1576 or v.johnson@isaac.com.

Respectfully,

/s/ Virland A. Johnson

Virland A. Johnson

Chief Financial Officer

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